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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                 SCHEDULE TO
                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934
                            ---------------------
                                 NEWCOR, INC.
                          (Name of Subject Company)
                           ------------------------
                                   EXX INC
                       (Name of Filing Person--Offeror)
                           ------------------------
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)
                                  651186108
                    (CUSIP Number of Class of Securities)
                           ------------------------
                                DAVID A. SEGAL
                           CHIEF EXECUTIVE OFFICER
                                   EXX INC
                      1350 EAST FLAMINGO ROAD, SUITE 689
                        LAS VEGAS, NEVADA  89119-5263
                          TELEPHONE: (702) 598-3223
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------
                                   COPY TO:
                             THOMAS A. LITZ, ESQ.
                             THOMPSON COBURN LLP
                              ONE FIRSTAR PLAZA
                          ST. LOUIS, MISSOURI  63101
                          TELEPHONE: (314) 552-6000
                           ------------------------
                          CALCULATION OF FILING FEE
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      TRANSACTION VALUATION                        AMOUNT OF FILING FEE
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      Not Applicable                               Not Applicable
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[ ] Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                      PRESS RELEASE DATED APRIL 28, 2000


   EXX INC OFFERS EXX CLASS A SHARES WORTH $4.00 PER SHARE FOR NEWCOR, INC.


LAS VEGAS, NEVADA, APRIL 28, 2000 - EXX Inc (Amex: EXX/A), a Nevada corporation, announced today that it intends to commence an exchange offer for all of the approximately 4,222,300 outstanding common shares, $1.00 par value, and the associated preferred stock purchase rights, of Newcor, Inc. (Amex: NER) not already owned by EXX Inc, to be exchanged for shares of EXX Class A common stock, $0.01 par value, and/or cash, the aggregate amount of such stock and/or cash equal to $4.00 per share of Newcor common stock. This offer represents a premium of approximately 113% over Newcor's closing price on April 27, 2000, which was $1.875 per share. EXX currently owns approximately 14% of the outstanding shares of Newcor.

EXX anticipates the offer will commence as soon as practicable and is not subject to any financing contingency. This offer is being announced after several requests by EXX to negotiate a mutually acceptable transaction with Newcor's Board of Directors, to which Newcor's board did not respond in a meaningful way.

EXX believes that the offer delivers significant and immediate value to Newcor stockholders. Additionally, EXX prefers to meet with representatives of Newcor to pursue meaningful negotiations but, if not, EXX believes that Newcor stockholders should be given the opportunity to consider and act upon the offer.

This news release is for informational purposes only. It is not an offer to buy, or the solicitation of an offer to sell, any shares of Newcor common stock. The solicitation of offers to buy Newcor common stock will only be made pursuant to a Prospectus and related materials that EXX Inc expects to send to Newcor stockholders shortly. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This material also will be filed with the Securities and Exchange Commission as part of a tender offer statement. Newcor stockholders will be able to obtain such tender offer statement, including the Prospectus and related materials, for free at the Commission's Web site at www.sec.gov. Such documents also will be available at no charge from EXX Inc's information agent, D.F. King & Co., Inc., at (212) 269-5550. Newcor stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

EXX Inc is a Las Vegas, Nevada-based holding company engaged in the design production and sale of consumer goods in the form of "impulse toys," watches and kites; and electric motors and cable pressurization equipment for the telecommunications industry.

Newcor, Inc. is a Delaware corporation with its principal executive offices located in Bloomfield Hills, Michigan. The following description of Newcor's business has been taken from, and is qualified in its entirety by reference to, the Newcor 10-K and filings with the SEC: Newcor, Inc. is organized into three operating segments which are operated through wholly owned subsidiaries: Precision Machined Products, Rubber and Plastic and Special Machines. The Precision Machined Products segment produces transmission, powertrain and engine components and assemblies primarily for the automotive, medium and heavy duty truck, and agricultural vehicle industries. The Rubber and Plastic segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry. The Special Machines segment designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment for the automotive, appliance and other industries. According to Newcor's Annual Report on Form 10-K for the year ended December 31, 1999, Newcor reported total sales of $258.5 million, a net loss of $11.6 million and a loss of
82.36 per share.

                                      # # #

This release may contain some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


CONTACTS:

D. F. KING & CO., INC.
77 Water Street, 20th Floor
New York, New York 10005-4495
(212) 269-5550